Exhibit 1

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
May 15, 2009	1
     ANNOUNCER: Good day, ladies and gentlemen, and welcome to the Glass Lewis Proxy Talk conference call. All lines have been placed on a listen-only mode for this call. Institutional investors that would like to ask questions of the participants may do so by e-mailing them to proxytalk@glasslewis.com. Once again, that e-mail address is proxytalk@glasslewis.com.
     Before we get started, I’d like to remind everyone that our conference call series, and this call in particular, should not be considered a solicitation of proxies by Glass Lewis and Company. Glass Lewis has not sought permission to do so from Securities and Exchange Commission, nor will it. This call is for information purposes only and should not be construed as providing investment advice. In addition, Glass Lewis makes no representation regarding the accuracy, completeness or reliability of any statement, information, opinion or view presented by its guest speakers. As a reminder, this call is being recorded. At this time, it is my pleasure to turn

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
May 15, 2009	2
the floor over to our host, Robert McCormick, Chief Policy Officer at Glass Lewis and Company.
     ROBERT McCORMICK: Thank you very much. Hello, everyone, and welcome to today’s proxy talk. Today we’re going to be discussing a proposal submitted by Southeastern Asset Management at Telephone and Data Systems, TDS, to recapitalize that company’s equity structure into a single class of common stock. TDS’s annual meeting is coming up on May 21st.
     Joining me on the call are two representatives from Southeastern Asset Management. First we have Andy McCarroll, who’s Vice President and General Counsel, and we also have Jeff Engelberg, who’s Vice President of Southeastern Asset Management.
     Just briefly some background. Southeastern Asset Management owns shares in TDS representing about 16% of the company’s economic interest, but only about 2.65% of the voting shares due to the company’s multiclass structure. Southeastern has submitted this proposal so that it can convince you all to support its proposal to convert TDS from a multiple-class structure to a single class of common stock.

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
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     TDS currently has several classes of stock, each with different voting rights. The holders of Series A Common Shares, which have ten votes per share, and the holders of the Preferred Shares, voting as a group, are entitled to elect eight directors, while the holders of Common Shares and Special Common Shares vote together and elect four directors.
     The TDS voting trust controls roughly 95% of the Series A Common Shares and 11.2% of the Special Common Shares, which together comprises about 52.5% of total voting power, with, as noted by the proponents in the proposal, about 5.5% of an economic stake. Neither the Series A Common Shares nor the Preferred Shares trade publicly. We’ll discuss a bit more about the various voting rights of the shares during the call.
     Briefly, Southeastern feels that the disparity in the voting power, together with the Carlsons’ ability to elect eight of the 12 directors, has permitted management to ignore public shareholders without consequence. Strategically, Southeastern has recommended several things to improve TDS’s performance, including selling itself or its wireless assets to a national wireless carrier or to

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
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simplify its capital structure — in effect, the proposal here to combine the common and special stock into a single class and potentially spin off U.S. Cellular.
     Southeastern believes this will lessen the likelihood of TDS’s separate businesses from trading at a discount, greater liquidity in both TDS common and U.S. Cellular shares, and offer greater transparency regarding the underlying industry exposure.
     At a shareholder forum yesterday in New York, Southeastern spent some time discussing some of the strategic alternatives, and there was some discussion there. You can find more information about that at shareholderforum.com.
     But on this call, we’re going to focus on some of the governance areas implicated by the proposal, and in particular why Southeastern feels that the company should be recapitalized into a single class of shares. Again, the meeting’s coming up on May 21st, and if you have any questions during today’s call, please e-mail them to us at proxytalk@glasslewis.com, and we will ask them.

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
May 15, 2009	5
     But at this point, I really want to turn it over to Andy and Jeff to provide some background on their proposal. Gentlemen, please go ahead.
     ANDREW R. McCARROLL: Bob, thank you. This is Andy McCarroll, and we’d also like to thank Glass Lewis for giving Southeastern the opportunity to discuss today the proposal that we put in TDS’s proxy statement for its upcoming May 21st annual meeting.
     Before we go forward, for clarity, I’d like to distinguish the shareholder proposal that we submitted for consideration at the annual meeting — I’m going to call that the “one share, one vote proposal.” I’d like to distinguish that from a proposal you might have seen in our recently filed Schedule 13-D that was discussed yesterday at the shareholder forum, which proposes to collapse the TDS common and special common into a single class of shares and to spin off U.S. Cellular. For convenience, I’d like to refer to that as the “spinoff proposal.” That was extensively discussed yesterday. I’m happy to answer any questions anyone might have about that.
     But today, we’d like to go over why we submitted the proposal for the annual meeting, the one share, one vote

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
May 15, 2009	6
proposal, and while yesterday we discussed it as something of a referendum on management, we would like to say that we do think it would be value-creating to adopt such a proposal, but because the controlling shareholder has said they’re going to vote against it, in practical terms it really represents an opportunity for public shareholders to express their views regarding management and the board’s treatment of public shareholders over time.
     To that end, I’d like to briefly touch on what we outlined in the proposal itself, which is Southeastern’s history of interaction with management. We have been a shareholder since 2001. And since you can read it in the proxy, I won’t go over it all, but we did summarize our history of trying to encourage management and the board to take action with respect to the interests of public shareholders, and we have either had delay or inaction, which we think has been penalizing to public shareholders.
     More recently, after we submitted our shareholder proposal in December, we have met with management or the independent directors or the board or their legal representatives on the following days: January 20th, January 27th, February 4th, April 3rd, April 23rd. We have

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had multiple conversations, e-mails, et cetera, where we have tried to encourage management and the board to take action which would be beneficial to public shareholders. The proposal you see in our 13-D filing is the most recent example of this.
     We remain open to working positively and productively with management and the board to address our concerns. So far, however, we feel that we have made very little progress. There has been a lot of listening, but very little action. We are hopeful that if other shareholders express their views by supporting our shareholder proposal that management and the board will get a message that public shareholders’ concerns should be addressed.
     I found it interesting that a recent article in May 2009’s CFA Digest indicated that shareholder proposals that express dissatisfaction with management and board stewardship, even if nonbinding, can be an effective way to persuade management and the board to consider shareholder interests. It’s our hope that our support and proposal and your voting for it will encourage management to take a closer look at shareholder concerns.

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     With that, we’re happy to take questions, and I appreciate your time.
     ROBERT McCORMICK: Sure. Well, if we could just clarify for us, or at least for me, in terms of the actual voting power you have versus the economic power, and also how that — the various economic power and voting power of management.
     ANDREW R. McCARROLL: Well, as you properly stated at the outset of the call, the Carlsons own the Series A shares, which get ten votes per share, and public shareholders, depending on which class they hold, either have one vote per share or no votes per share except in matters relating to the election of directors.
     Southeastern has special common and common shares, a smaller portion of common — I think roughly 5% of the common, over 20% of the special common. But we get to vote for the four independent directors, four of the 12. The Carlsons, by definition, get to vote for eight of those 12, and then on matters other than the election of directors get ten votes per share.
     We outlined in our proposal the rough disparity in economics and voting power. I also find it interesting,

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there was a recent article that was put out regarding management and boards that have voting power way in excess of their economic interest, that those companies over time did not produce as significant a shareholder value as those that were proportional voting and economic power. And that’s really the issue we’re talking about here.
     ROBERT McCORMICK: Okay, thanks. Now, obviously, you were aware when you bought the shares that there was unequal voting power, and the company notes in its response to your proposal that the risk factors and the Form 10-K denoted the impact of the differences in voting rights. And they in effect are saying caveat emptor. You knew you were buying shares with lesser voting rights, and I guess sort of what —
     ANDREW R. McCARROLL: That’s an excellent question, excellent question, and it’s a valid point. I think part of Southeastern’s history is that we carefully assess management teams and we’re clearly aware that this structural issue was present. We met with management. We had extensive discussions with management. And based on our research at the time, we trusted management, and we have worked with management over time, continuing to trust

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in the early days that they would do what’s right for all shareholders.
     And over time our trust has been eroded. And while, yes, we entered with full knowledge that the family voting trust had control, over time, as they have acted more and more to the exclusion of public shareholder interests, we felt we had no choice but to express our dissatisfaction. And we do think ultimately if you take public money, even though there is a controlling shareholder — under Delaware law, I should say there is ongoing duty, whether or not there is a controlling shareholder present — to maximize shareholder value.
     So we think by definition, when you open up — if you’re a private company, do what you want. If you’re a public company, take public money, and you have a duty to maximize value to public shareholders, you need to pay attention to their interests, especially those with the greatest economic position, such as Southeastern. Your point’s a good one, but that’s where we come out. Jeff, did you have some thoughts there? [SILENCE] I think that was our response, unless you have a followup.

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
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     ROBERT McCORMICK: Okay. Actually, related to that, also in management’s response, they say that given control of the company management, this proposal’s going to be defeated. And I understand it’s a referendum and will provide some, certainly, feedback to management. But even if it is put on the ballot as the company suggests, they would need to amend the structure of the corporation, which would require shareholder approval. They would ultimately, you would think, vote against that at that point, too. So isn’t that ultimately — even if you get a high vote in favor of this from the independent shareholders, ultimately it’s actually not going to have a practical effect, because management will still vote against it when they need to amend the articles?
     ANDREW R. McCARROLL: There’s no doubt at this point that this falls more into the category of shareholder votes that are communicating a message rather than resulting in any kind of binding action by the company. We’re hopeful that consistent with the article I just mentioned in the CFA Digest that if the board and management see a result, 52% Carlson votes against, 48% public shareholders for,

Southeast Asset Management/ Glass Lewis & Co PROXY TALK: Southeastern Asset Management to Discuss its Recapitalization Proposal at Telephone & Data Systems, Inc.
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that it’s not just Southeastern who’s trying to get their attention.
     ROBERT McCORMICK: Gotcha. Now, can you provide some just general background on why you think recapitalization will actually lead to better returns for shareholders ultimately? You know, sort of the goal that we’re all looking for.
     ANDREW R. McCARROLL: I’ll start, and then I’m going to let Jeff speak. Yesterday at the forum, there was a corporate governance expert, Con — What was his last name? I really apologize to Con because I met him yesterday. But there was a gentleman who is more —
     MALE SPEAKER: Con Hitchcock.
     ANDREW R. McCARROLL: Yes, thank you. I thought it was Hitchcock, but I didn’t want to guess. And I reviewed with him after the meeting the research that I had seen. Just as an objective matter, there has been research done on dual-class structures that has indicated the dual-class structure over time, especially in situations where management and board voting power exceeds its economic interest, that those over time had underperformed situations where either a dual-class structure exists where

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the controlling party has economics that are proportional, and those situations and one share, one vote situations create more value over time.
     In this particular situation, I think Jeff can address better some of the structural challenges that TDS has and why we think either our one share, one vote proposal — but, more practically, since it’s something the company’s actually considering, the restructuring that I’m calling the spinoff proposal.
     JEFF ENGELBERG: Sure. Good afternoon. With respect to our spinoff proposal, we see a couple of various problems that currently affect value. Perhaps the main one is a lack of clarity not only between — or not only among what assets a shareholder is purchasing, but also which board is responsible to that shareholder.
     So if we take the case of a purchaser of TDS shares, the vast bulk of the value within the TDS structure is at the U.S. Cellular level. So in that sense, on a first cut, shareholders buying something approaching three-quarters of value in a wireless company which they do not directly control or their board is not directly responsible for, and then the residual quarter value in the wireline company.

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May 15, 2009	14
In and of itself, those are different types of investors who have different type of preferences and different types of needs.
     So the first cut is by separating the two companies, you create what we are calling cleaner shares, either being a wireless share or a wireline share. And by investors being able to invest in a purer operation, you well might increase investor interest in those names or dedicated sector money to those types of names, and also give the investor more comfort of what type of industry exposure they have.
     The secondary issue, then, is board accountability and clarity. And as I said, with three-quarters of value being maintained at a company that is not directly — that which was purchased in the case of TDS — you’ve got a case where the U.S. Cellular board in some ways is effectively controlled by TDS, yet is still making decisions at the U.S. Cellular level. And for us, having two layers of board representation where they’re not directly elected by the respective — or by the share class is problematic. We actually don’t see the point in it. And in speaking to some of the members of the board at TDS, without putting

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words to their mouth, that sentiment was echoed. So for us, we think direct ownership and direct accountability should increase valuation and certainly bring clarity to the matter.
     ANDREW R. McCARROLL: The last point — and this was discussed yesterday — if the Carlsons hear our message — and just to reiterate, without focusing too much on this restructuring or spinoff proposal — all along we have said that we think the best value-creating opportunity right now for the company is to sell itself. And the Carlsons have disagreed, and we believe that this spinoff of U.S. Cellular allows them to maintain control. It demonstrates to the market that they’re mindful of the structural issues and willing to address them. And if at some point they view the situation and agree that a sale of the company is in everyone’s best interest, they will have taken a practical step to make that more digestible to a buyer.
     This was also discussed yesterday, that it would be perhaps a deterrent to an interested buyer to see the companies in the complex structure that now exists, and that it would be more favorable to have them separated. So

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that’s a collateral benefit that we think also would perhaps affect the stock price.
     ROBERT McCORMICK: Okay, thanks. Now, a lot of times we hear from concerned shareholders that management and the board doesn’t own enough of the company. They own a very little amount. In this case, it’s really the opposite, that there’s a significant control of the company by the management and the family, and doesn’t that provide some safeguards that they’re looking out for their own interests at the same time as they’re looking out for other shareholders’ interests, and ultimately how are you in a better position to determine the right structure and strategic spinoffs and that sort of thing than the board and management, with their — first of all, their big stake in the company, and secondly, their access to better information?
     JEFF ENGELBERG: I think to your question, there’s no debate that management would have greater insight or access to information than an outside shareholder. That having been said, in this case management doesn’t have a superior interest in the company unless we measure that by voting ability. As Andy cited, or I believe you might have cited,

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in our case, our economic interest in the company outweighs the TDS voting trust’s economic interest of the company almost by a 2-to-1 basis or thereabouts, depending on how you want to calculate it.
     So for us, their voting control doesn’t imply as great of an interest to us as them having that extent of skin in the game. It just implies that they have a more significant voting control.
     Citing the studies Andy cited, we think for the vast majorities of companies, one share, one vote or proportional representation from a voting perspective in line with economic exposure has proven to work, and similarly studies have proven that in cases like this, shareholder returns are less than they would be otherwise.
     So we think the question actually should be asked the other way, which is, what is the value of a 5 or 7% economic shareholder holding a vast majority of the votes? One way to correct that problem would be to bring their voting control down to their economic interest. The alternate way to look at it would be to bring their economic interest in line with their voting control, which

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in both the studies Andy cited seem to produce better shareholder returns than the current situation.
     ANDREW R. McCARROLL: The other thing I would point out — and I am not a corporate governance expert, but Con Hitchcock did point out that in cases where there are supervoting situations, that there are benefits received by the controlling shareholder that are noneconomic, that relate to things like more personal satisfaction and other less economic factors and more personal, historical — more intangible factors, which, when you talk about, shouldn’t they be aligned, and why shouldn’t you just rely on them because they have better information and likewise would benefit?
     Well, I would say that because they’re not aligned on a one share, one vote basis, I don’t consider them truly aligned. And if they — Why not subject yourself to full accountability to find out whether you’re aligned? Why is that a problem, is pretty much our point of view.
     JEFF ENGELBERG: One macro point to make clear to the group is that throughout this exercise and throughout our engagement with management and the board, the approach that we’ve taken is one of effectively asking the question why

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are we wrong or where are we wrong? So we have two challenges here. The first is perhaps getting the results that we think are most appropriate. But someone can make the argument that that’s a debate and that there are various perspectives, and that’s the reason that the market trades, for people to express their sentiments.
     What I think isn’t debatable is the fact that greater transparency is helpful to all shareholders, and to date, as Andy said in his initial remarks, at TDS we’re dealing with a management group and a board group that has listened very politely, but has really ceased to take discernible action or provide adequate justification to us or to any of the other shareholders. So we are more than happy to engage in a debate, and we’d welcome it, and we think that greater transparency would help all shareholders.
     We’re just not necessarily of the opinion that by virtue of the fact that the voting trust has voting control — as Andy said, when they took public money and issued public shares, that did not give them the right to close off all communication and simply and without explanation run the company as they saw fit.

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     ROBERT McCORMICK: Okay. Now I guess that we can turn to a more structural matter. How do you envision the recapitalization would actually work? And isn’t it possible that the way those shares would be converted would basically just convert the family shares into a controlling percentage of the single class of new shares?
     ANDREW R. McCARROLL: Go ahead. Jeff is talking about — What we would say is that the economic compensation for the controlling position in the case of a one share, one vote scenario would be the receipt of a greater number of one share, one vote common stock, but not — I don’t think the premium would be so large that it would result in their having 52% of the vote. They may have a greater number of one share, one vote shares, and therefore a greater percentage than others who are getting shares in the restructuring.
     But we have looked at comparables. We have looked at whether or not families who are in this situation can receive a control premium, and the answer is yes. But I don’t think it would be so large that it would result in them having a majority vote. That’s why they’d be getting

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the premium. They would be getting a premium to compensate for giving up control.
     ROBERT McCORMICK: Sure. Is there a specific means that you think is the preferable way of recapitalizing in terms of the ratio or premium? Have you kind of gotten —
     ANDREW R. McCARROLL: Have not gotten that far, because frankly, as we said earlier, they have said they’re voting against this one. And rather than beat our head against this wall, we have had an open listening to the restructuring proposal we’re calling the spinoff proposal. We’ve got several meetings. We are hopeful that they are actively considering it. They have indicated that they are, and we’d rather not speculate or debate on this. We’d rather treat it for what it is, which is an opportunity for public shareholders to express their views and focus on what we think we can achieve through a restructuring.
     ROBERT McCORMICK: Go ahead.
     JEFF ENGELBERG: That having been said, we have done extensive research on the precedents available in a recapitalization scenario where we’d recapitalize to one share, one vote, and there are various premiums that have been awarded to the controlling shareholder to compensate

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for the recapitalization. We’ve made those numbers and those precedents available to management. So to Andy’s point, we have not pushed the issue at a nuts and bolts level, but we’ve certainly made clear to management and the board in our presentation and documentation that precedents do exist. Delaware law allows for it, and we’ve shown them the range of capitalizations that our research has uncovered.
     ROBERT McCORMICK: Okay. Now, you’d mentioned that the company — it sounds like you’re somewhat optimistic that they’re at least considering the potential spinoff, and certainly there’s some evidence that they came to agreement with GAMCO about nominating some directors. Now, is this evidence of at least some rapprochement with public shareholders and that they’re actually willing to engage and make some significant changes, at least in the case of GAMCO?
     ANDREW R. McCARROLL: Well, I think — and I certainly don’t want to potentially impair our ability to be productive by being pessimistic. So I’m just going to say yes, I’m hopeful. We’re hopeful that this is the positive sign and that we’re going to move forward on a more

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productive footing, that the shareholder forum, that GAMCO’s nominees, that Southeastern’s actions are actually getting their attention, that there other people other than the Carlsons who have legitimate points of view that need to be considered, and, in the case of our restructuring, have very little downside from a loss of control perspective.
     And so the reason we’re hopeful — On the GAMCO, because of how people are elected to that board, I think they recognize that they were probably facing — There was a good chance that those four independent directors that they had nominated wouldn’t be reelected, and so they had every interest in trying to compromise there.
     That said, on our proposal, we think that there’s so little downside from a Carlson perspective that they have a lot to gain by showing that they’re willing to consider these kinds of alternatives. That’s why we’re hopeful, because they’re not giving up much to do what we’re recommending.
     ROBERT McCORMICK: Right. Well, at other companies where we’ve seen concerns about multiple class perhaps entrenching family control, we’ve seen actual vote no

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campaigns or contests, such as at New York Times. Do you consider either of those, either recommending shareholders vote against certain directors, even as a protest given the family control, or even running your own candidates to try to put them on the board so they’d be more amenable to making this change?
     ANDREW R. McCARROLL: We have considered many alternatives. The ones that we have come up with have been publicly disclosed. I’d rather not discuss other things we’ve considered, but certainly all those things are on the table, and our current proposal is not unlike just vote no kinds of proposals. All of those are designed, in one way or another, to express dissatisfaction, and we felt this way was the most direct way to address the primary issue from our perspective, which is accountability of public shareholders.
     ROBERT McCORMICK: Would you consider, if this proposal gets overwhelming support from the non-affiliated shareholders and the company does not take any steps to either recapitalize or conduct a spinoff to perhaps run a contest next year, or recommend voting people next year? Is that sort of the next step you’ll —

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     ANDREW R. McCARROLL: Well, you may have seen that in 2008 we did a withhold votes campaign expressing our dissatisfaction with the company’s treatment of a bid that’s been publicly discussed in 13-D filings and otherwise. This year we’re doing this. We remain engaged and committed to seeing the value of this company recognized. And granted, we’re in a difficult position because the voting control is there through the TDS voting trust, yet we continue to purse what we believe are important avenues for public shareholders to communicate their views.
     This is why the shareholder forum was supported by Southeastern. This is why we’re talking to you today. This is why we continue to talk to management. I don’t know what’s going to happen next year, but we’re hopeful that there’s a lot of progress between here and there. But we’re not going anywhere.
     ROBERT McCORMICK: Okay. Now, obviously, you were at the forum yesterday and had an opportunity there to speak with other investors, and I’m curious if you have a sense of either the conversations yesterday or during the solicitation period of — getting a sense of what sort of

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support you may be getting from other shareholders for this proposal.
     ANDREW R. McCARROLL: You know, we haven’t — I don’t know how to say that. We haven’t been taking a poll, like who’s with us and who’s against us. We haven’t hired a proxy solicitor. We’re just letting the merits of our proposal — Go ahead.
     JEFF ENGELBERG: I think maybe the way to address that question, notwithstanding Andy’s comment, is we have made a point to be as transparent as possible in our research and our viewpoints on this company, and as I said earlier, we’ve continually taken the approach of asking the question why are we wrong or where are we wrong? We’ve asked that question both of the management and the board, and we’ve asked it of various constituencies of public shareholders and otherwise, analysts and the like, that we spoke to yesterday and at various points.
     Without putting words in anyone’s mouth, I think that the fair impression is to say we’ve not heard much of a differing perspective — and I’m being conservative there — we’ve really not heard any dissenting view at all,

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certainly not from other shareholders that we might have met with yesterday or analysts and the like.
     So I think that while we haven’t directly asked the question of yay or nay on the proposal at hand, we’ve asked the broader question for alternate viewpoints, and we’ve really not — those alternate viewpoints have been sparse, if available at all. Pardon me.
     ROBERT McCORMICK: Now, are there any of the individual directors who think may be providing more of an impediment to change than others, that you think warrant greater scrutiny from shareholders?
     ANDREW R. McCARROLL: We don’t want to comment on that.
     ROBERT McCORMICK: Okay, okay. Now, you talked about, in terms of — This proposal is the one share, one vote, and then you have the spinoff proposal. Are there other strategic changes that you think the company should make, and have they been receptive to any of those?
     ANDREW R. McCARROLL: Look at our 13-D filing. The first proposal that we have is that they sell the company. We have consistently beat that drum in recent years, especially following what you saw last year, our 2008

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withhold vote campaign. Propose — That would be our most significant proposal. And because management has said they don’t agree with us, we’ve gone to plan B, which is our spinoff proposal.
     In addition, in our 13-D, we have strongly advised the company to do share repurchase, and so that is another strategic alternative that we discuss more fully in our most recent 13-D filing. But that is another avenue we think they should pursue.
     ROBERT McCORMICK: Actually, that leads me to the next question. In the 8-K the company filed on May 6, they announced that operating revenues increased to 1.25 billion and that they repurchased 504,000 TDS special common shares for $12 million. Is that an indication that they’re making at least some overtures to your strategy suggestions?
     JEFF ENGELBERG: I think the answer to that is that it’s certainly a recognizable step, and it’s better that they’re pursuing that program than if they weren’t. But by all accounts — and I think it’s fair to include management and the board in that — this company’s differential between its current trading price and its intrinsic value is significant. Again, citing the May 2008 13-D, it was

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our statement that there was roughly a $100 bid put on the table that was rejected. So between the current trading price, which is in the high 20s or low 30s at this point, and that $100, there’s a lot of room.
     And what financial theory will show is that buying in shares at a significant discount to intrinsic value helps in two ways. One is reducing the share count. The other is in and of itself buying a bargain, so to speak. And so the company is being somewhat static in pursuing a share repurchase program that’s equivalent irrespective of share price. So to not —
     The company, I should also point out, has made a point of pointing out on their balance sheet the significant cash on hand they have, marketable securities, and even bank lines to supplement their liquidity, that they haven’t recognized the inherent discount, which was their basis for, I can imagine — only imagine was their basis for rejecting last year’s bid or the fall ’07 bid, why they are not making huge steps to pursue share repurchase via the Dutch tender we’ve referenced in our 13-D is somewhat beyond us.

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     I think irrespective of how we all feel about the company as telecom operators, what I’m very comfortable in saying is that they don’t have the basis to operate a money markets fund, and by keeping that amount of cash on hand relative to the market cap of the company, either as cash, marketable T bills or CDs, which is what they cited on the recent conference call, effectively they are working as money managers. And that’s certainly something that we don’t feel that they should be doing, and we feel that there’s such a discrepancy between intrinsic value and trading price that for them not be taking very aggressive steps to share repurchase is really penalizing all shareholders, inclusive of the Series A shareholders.
     ANDREW R. McCARROLL: So the simple answer is, they’ve done an amount, and we think that’s good. Our 13-D recommends that they immediately do a Dutch tender for 20 million shares, and the price may not be this low this long, and therefore more aggressive repurchase is what we’re advising.
     ROBERT McCORMICK: Does the fact that we’re in the midst of an economic crisis and access to capital can be challenging for companies impact the level or amount of

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shares that you think the company should buy back? Aren’t they in a sense being prudent by holding onto cash in this time?
     JEFF ENGELBERG: I think that if you look at their debt structure, it’s very difficult to have commentary that this company isn’t overcapitalized. Also, if you look at their cash flow production, there is consistent positive cash flow. Ironically, to wind up in a negative position — in other words, if this company should fall on financial trouble from a cash perspective, in some ways that supports our macro point. The only way that that would really occur is if they run into competitive troubles, which is to say if people steal market share or compress their margins even further, if that’s the outlook, in and of itself that’s justification for full sell of the company.
     We can get into our view on the competitive landscape, which is definitely a motivating factor for us to recommend selling the company. But to your point, if that cash is on hand to buffer against a downfall in profitability or a decrease in market share, then we wind up at our first recommendation, which is forget share repurchase, forget recapitalization, make a full sell of the company now.

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     ROBERT McCORMICK: Wouldn’t that be — that should be, though, selling the company at one of the lower parts, lower prices over the last five years or even — About a year ago, just over a year ago, it was trading at just above 52 bucks. So if it’s a good time to buy shares, isn’t it potentially a bad time to actually sell the company given its low price?
     JEFF ENGELBERG: I think two parts to that question. The first is sort of, at a trading price perspective, the right price for a couple of hundred shares or a couple hundred thousand shares as trading presently isn’t necessarily reflective of where a takeout price would occur. And it’s very fortuitous that we’re having this call now. As probably everyone on the call knows, Verizon with AT&T, and Verizon along with Frontier produced some very appropriate comparables, both on the wireline and the wireline basis — wireline and the wireless basis just this week, which roughly approach — call it 1,500 to $2,000 a subscriber, and roughly that same range for a per-line valuation on the wireline side.
     If you do very simple back-of-the-envelope math, you can easily make an argument — and more than an argument —

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that comparable transactions imply a share price that is significantly above current levels, and you see that acquirers have shown a willingness to pay those prices.
     So by no means do we think a sale of the company would occur or should occur at the current price level, and we believe a very large premium is possible. What the turning or the gating factor is here is the company’s unwillingness to amicably consider any strategic alternatives that are presented. They simply remain closed off.
     And that brings full circle to the current trading price, which is to say that the market is implying a significant discount because of its acknowledgment that the company is closed off to considering strategic alternatives.
     ROBERT McCORMICK: Okay, thanks. Now, we’ve got a question from one of our clients. They’re interested in learning more about the control mechanics of the TDS voting trust that governs the TDS control shares. And in fact, who makes those voting decisions?
     ANDREW R. McCARROLL: There are four trustees on the TDS voting trust. They are Walter Carlson, who is also Chairman of the Board; Ted Carlson, who is on the board and

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is the CEO; Leticia Carlson and Prudence Carlson, who are their siblings and also Directors of the company.
     ROBERT McCORMICK: Okay, thanks. Just a reminder, if anyone has any questions, please e-mail them to us at proxytalk@glasslewis.com. We talked about the economic crisis and the stock price. If the company does restructure into a single-class capitalization, could it potentially be vulnerable if it isn’t successful in selling, and that is removed in effect a significant impediment to approving a sale, but by moving to a single class, can they actually be vulnerable in a challenging economic time like we’re in right now?
     ANDREW R. McCARROLL: I would say that the issue that Jeff just brought up regarding the family or the controlling shareholders’ unwillingness to consider a sale would be addressed, we think, if it went to a one share, one vote, and we think that the share price would rise to reflect that.
     And so the vulnerability in terms of lowest stock price, one share, one vote, I think would be addressed somewhat if that occurred, via an increased stock price, number one. Number two, I haven’t even considered, because

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we kind of take things as they come available to us, whether there are other protections they might want to consider. But the bottom line is, without looking at corporate governance, we’re looking at the merits of the business and where its value can be maximized, and we think that the sale of the company is the best idea.
     JEFF ENGELBERG: I think at a tactical level, acquiring a significant enough stake in a recapitalized company to allow for an effective takeout in and of itself would most likely raise the share price. What would be concerning about agreeing to that line of logic, effectively says because we’ve been held hostage for so long we need to continue to be held hostage and be scared of sort of the unknown.
     The problem with that argument is the unknown is what has worked for the vast majorities of companies in the market, which is one share, one vote, and to Andy’s point, perhaps some protections would be relevant or reasonable, and perhaps they’re unneeded. But certainly, to say that because we’ve been penalized for the years past, we’re too concerned to allow ourselves more of a freedom of one share, one vote, and that we continue to need family

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protection going forward is somewhat sort of a negative spiral.
     ROBERT McCORMICK: Okay. Well, thank you very much. I think that has exhausted all the questions I had. If either one of you wants to take a moment, a minute and kind of sum up your position, I’m happy to offer that opportunity for you.
     ANDREW R. McCARROLL: Well, we appreciate the opportunity to visit with you today to answer questions. We would request that shareholders vote in favor of our proposal at the upcoming May 21st annual meeting. We’ve stated our reasons for including it. We do appreciate the opportunity to explain why. And Jeff, do you have any other things?
     JEFF ENGELBERG: The only thing that I would add is independent investors, we hope that if our perspective seems reasonable or seems something that our fellow investors would be passionate about in the same way as our shareholder proposal can be viewed as a referendum, obviously the phone lines are open, so to speak, to the company, and that either agreement with our views or expressing respective views from all public investors can

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only help the situation. So we’d certainly encourage — independently, of course, we’d certainly encourage all investors, should they believe that the current situation is not the optimal situation for the company, to make those sentiments known to the company in the near future or beyond, but with the obvious statement that the annual meeting is coming up in a few days. That obviously provides an ideal forum.
     ROBERT McCORMICK: Great. Well, thank you very much. I want to thank Andy and thank Jeff for joining us and providing some information and background on your proposal, and I want to thank all of you who participated in the call. For more information regarding the forum yesterday, you can go to shareholderforum.com and you can find more information there. And we expect to be releasing the report later today, as the meeting is coming up next week. But again, thank you all for participating in the call.
     Just one comment. If you have any questions for requests for proxy talks, feel free to e-mail them to us at proxytalk@glasslewis.com. But this does conclude today’s proxy talk. Thank you very much, and everyone have a good weekend. [END]